GCT Semiconductor Holding, Inc.

2290 North 1st Street, Suite 201

San Jose, California 95131

(408) 434-6040

May 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eranga Dias

Re: GCT Semiconductor Holding, Inc.

Registration Statement on Form S-1

Filed April 19, 2024

File No. 333-278809

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, GCT Semiconductor Holding, Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:00 PM EST on June 3, 2024, or as soon thereafter as is practicable.

The Registrant hereby authorizes Albert Lung and David Bionghi, of Morgan, Lewis & Bockius LLP, to orally modify or withdraw this request for acceleration.

Please contact Albert Lung at (650) 843-7263 or albert.lung@morganlewis.com or David Bionghi at (212) 309-6138 or david.bionghi@morganlewis.com with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours,

GCT Semiconductor Holding, Inc.

By:	/s/ John Schlaefer
Name:	John Schlaefer
Title:	Chief Executive Officer